UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____ May 5, 2010 _____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On May 5, 2010, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter ended March 31, 2010. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on May 6, 2010, to discuss the 2010 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

        (a)   Not applicable.

        (b)   Not applicable.

        (c)   Exhibits. The following exhibit is being filed herewith:

                99.1   News Release dated May 5, 2010, reporting Integrys Energy Group, Inc. financial results for the quarter ended March 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
Joseph P. O'Leary
Senior Vice President and Chief Financial Officer

Date: May 5, 2010

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated May 5, 2010

Exhibit
Number

99.1   News Release dated May 5, 2010, reporting Integrys Energy Group, Inc. financial results for
         the quarter ended March 31, 2010



Exhibit 99.1

integrys

Integrys Energy Group, Inc.

NEWS RELEASE

For Immediate Release
May 5, 2010

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports 2010 First Quarter Financial Results

Chicago – May 5, 2010 – Integrys Energy Group, Inc. (NYSE: TEG) recognized net income attributed to common shareholders on a GAAP (generally accepted accounting principles) basis of $49.5 million ($0.64 diluted earnings per share) for the quarter ended March 31, 2010, compared with a net loss attributed to common shareholders on a GAAP basis of $180.2 million ($2.35 net loss per share) for the quarter ended March 31, 2009.

Excluding the effects of certain items that are not comparable from one period to the next, Integrys Energy Group's diluted earnings per share would have decreased $0.07, from diluted earnings per share – adjusted of $1.56 for the quarter ended March 31, 2009, to diluted earnings per share – adjusted of $1.49 for the quarter ended March 31, 2010. Please see the "Diluted Earnings Per Share Information – Non-GAAP Financial Information" included at the end of this news release and also included with the supplemental data package on Integrys Energy Group's Web site for a reconciliation between diluted earnings per share computed on a GAAP basis and diluted earnings per share – adjusted.

"We made great strides on executing our business plan in the first quarter of 2010. We continued our operational excellence initiatives, received rate increases for our Illinois natural gas regulated utilities, filed an electric and natural gas rate case for Wisconsin Public Service Corporation, and completed the sale of our nonregulated wholesale electric marketing business," said Charles A. Schrock, Chairman, President and CEO of Integrys Energy Group, Inc. "These efforts will help support achieving our financial expectations for 2010 and 2011."

Highlights:

- Quarter-over-quarter, net income attributed to common shareholders at the regulated natural gas utility segment increased $242.8 million, driven by the positive quarter-over-quarter impact of a non-cash goodwill impairment loss recognized in the first quarter of 2009 and rate increases at certain natural gas utilities, partially offset by the negative impact on earnings from lower quarter-over-quarter sales volumes as well as the negative impact on earnings resulting from the federal health care legislation that was signed into law in March 2010.

- Quarter-over-quarter, net income attributed to common shareholders at the regulated electric utility segment decreased $1.0 million, or 3.7%, driven by the negative impact on earnings resulting from the federal health care legislation that was signed into law in March 2010 and higher operating and maintenance expense, partially offset by lower quarter-over-quarter fuel costs at Wisconsin Public Service and rate increases.

- Quarter-over-quarter, the net loss attributed to common shareholders at Integrys Energy Services, Inc. increased $19.4 million, or 66.7%, driven by a net after-tax loss associated with dispositions completed in connection with Integrys Energy Services' strategy change (primarily related to timing differences caused by the accounting treatment for derivative and non-derivative contracts in connection with the sale of substantially all of its United States wholesale electric marketing and trading business) and a decrease in both realized retail and realized wholesale electric and natural gas margins as a result of the downsizing of Integrys Energy Services' business in accordance with its strategy change. These decreases were partially offset by an increase in Integrys Energy Services' margin quarter-over-quarter related to non-cash activity (largely due to the partial recovery of non-cash accounting losses related to derivative fair value adjustments recorded in prior periods), and a decrease in operating and maintenance expense as a result of taking costs permanently out of Integrys Energy Services' business in connection with the strategy change.

Details regarding Integrys Energy Group's financial results for the quarters ended March 31 are as follows:

Integrys Energy Group's GAAP Results

(Millions, except per share amounts)	2010	2009	Change
Net income (loss) attributed to common shareholders	**$49.5**	$(180.2)	N/A
Basic earnings (loss) per share	**$0.64**	$(2.35)	N/A
Diluted earnings (loss) per share	**$0.64**	$(2.35)	N/A
Average shares of common stock			
Basic	**76.9**	76.7	0.3%
Diluted	**77.2**	76.7	0.7%

Significant factors impacting the change in earnings and earnings per share were as follows:

- During the first quarter of 2010, the regulated natural gas utility segment recognized net income attributed to common shareholders of $69.7 million, compared with a net loss attributed to common shareholders of $173.1 million during the same quarter in 2009. The $242.8 million increase was driven by:

  - A non-cash after-tax goodwill impairment loss recorded in the first quarter of 2009 in the amount of $248.8 million.

  - An approximate $15 million after-tax increase in earnings from rate increases that were effective in the first quarter of 2010 at The Peoples Gas Light and Coke Company ("Peoples Gas"), Wisconsin Public Service, North Shore Gas Company, and Michigan Gas Utilities Corporation.

  - An approximate $6.6 million after-tax decrease in earnings resulting from a 6.0% decrease in natural gas throughput volumes attributed to warmer quarter-over-quarter weather, customer conservation and efficiency efforts, and the negative impact from the general economic slowdown. This decrease was tempered by the impact of decoupling mechanisms in place at Peoples Gas, North Shore Gas, and Wisconsin Public Service. Under decoupling, these utilities are allowed to defer the difference between the actual and rate case authorized delivery charge components of margin from certain customers and adjust future rates in accordance with rules applicable to each jurisdiction.

- A $6.5 million negative after-tax impact on earnings related to the federal health care legislation that was signed into law in March 2010 and which includes provisions to generate tax revenue to help offset the costs of the new legislation. One of these provisions eliminates the deductibility of retiree health care costs beginning in 2013, to the extent of federal subsidies received by plan sponsors who provide retiree prescription drug benefits equivalent to Medicare Part D coverage. Based on this provision, many employers, including Integrys Energy Group, are required to reverse previously recorded tax benefits in the period of enactment. As a result, Integrys Energy Group expensed $11.8 million of previously recognized tax benefits related to Medicare Part D subsidies during the first quarter of 2010, $6.5 million of which related to the natural gas utility segment. The $11.8 million of additional tax expense will not reoccur in future periods.

- A net $5.2 million after-tax decrease in earnings as a result of:

  - A $4.4 million after-tax increase in employee benefit costs, primarily related to higher pension and post-retirement expenses related to negative investment returns from 2008 and a decrease in the discount rate utilized in the most recent measurement of benefit obligations.
  - A $2.9 million after-tax increase in depreciation and amortization expense, primarily related to the Illinois Commerce Commission's rate order for Peoples Gas and North Shore Gas requiring estimated dismantling costs to be included as a component of depreciation rates effective January 28, 2010.
  - A $1.9 million after-tax increase in expense related to energy conservation programs and enhanced efficiency initiatives.
  - A partially offsetting $4.0 million after-tax decrease in bad debt expense, driven primarily by the impact lower volumes and energy prices had on overall accounts receivable balances.

- During the first quarter of 2010, the regulated electric utility segment recognized net income attributed to common shareholders of $26.1 million, compared with net income attributed to common shareholders of $27.1 million during the same quarter in 2009. The $1.0 million decrease was driven by:

  - A $4.5 million negative after-tax impact on earnings related to the federal health care legislation that was signed into law in March 2010.

  - A $3.7 million after-tax increase in operating and maintenance expense primarily related to:

    - A $2.4 million after-tax increase in employee benefit costs, primarily related to an increase in pension and other post-retirement expenses driven by the amortization of negative investment returns from 2008 and a decrease in the discount rate utilized in the most recent measurement of benefit obligations.
    - A $2.2 million after-tax increase in electric transmission expense.

- A partially offsetting $7.3 million after-tax increase in margin as a result of:

    - An approximate $4.8 million after-tax increase related to lower fuel and purchased power costs incurred in the first quarter of 2010, with no overall reduction in Wisconsin electric retail base rates in 2010 compared with fuel and purchased power cost recovery rates effective in 2009 (which Wisconsin Public Service was allowed to retain as part of its limited rate case re-opener for 2010).
    - An approximate $1.8 million after-tax increase related to retail electric rate increases at both Wisconsin Public Service and Upper Peninsula Power Company, which were effective January 1, 2010.

- The electric transmission investment segment is comprised of Integrys Energy Group's equity method investment in American Transmission Company LLC. After-tax earnings from Integrys Energy Group's investment in American Transmission Company increased $0.8 million, from $10.8 million in the first quarter of 2009, to $11.6 million in the first quarter of 2010.

- The net loss attributed to common shareholders at Integrys Energy Services increased $19.4 million, to a net loss of $48.5 million for the quarter ended March 31, 2010, from a net loss of $29.1 million for the quarter ended March 31, 2009, driven by:

    - A $23.9 million net after-tax loss associated with dispositions completed in connection with Integrys Energy Services' strategy change, driven by the recognition of a $38.9 million after-tax loss on the March 31, 2010 sale of substantially all of the commodity contracts comprising its United States wholesale electric marketing and trading business (which was primarily related to timing differences caused by the accounting treatment for derivative and non-derivative contracts).

    - An $18.9 million after-tax decrease in realized wholesale natural gas and wholesale electric margins quarter-over-quarter, due primarily to the sale of the wholesale natural gas marketing business in the fourth quarter of 2009 and the sale of substantially all of the wholesale electric business in the first quarter of 2010.

    - A $6.2 million after-tax decrease in realized retail natural gas margins quarter-over-quarter, driven by the negative quarter-over-quarter impact of gains recognized by Integrys Energy Services in the first quarter of 2009 from the withdrawal of a significant amount of natural gas from storage in order to improve its liquidity position. Also contributing to the decrease in realized retail natural gas margins was the sale of Integrys Energy Services' Canadian natural gas portfolio in September 2009, resulting in no margins recognized from this business in 2010.

    - A $3.7 million after-tax decrease in realized retail electric margins quarter-over-quarter, driven by a 27% decrease in sales volumes in the Illinois market as a result of Integrys Energy Services' decrease in customer marketing efforts throughout most of 2009 (prior to the decision to retain the retail electric business). Margin recognized per unit sold improved in the Illinois market, but this was not enough to offset the negative impact on margin of lower volumes. Realized retail electric margins in Texas also decreased due to the scaled back activity of new business in this market, which is not a part of Integrys Energy Services' long-term strategy.

- A partially offsetting $22.9 million after-tax increase in Integrys Energy Services' margin quarter-over-quarter related to non-cash activity, largely due to the partial recovery of non-cash accounting losses related to derivative fair value adjustments recorded in prior periods. Further details regarding changes in non-cash activity can be found in Integrys Energy Group's first quarter 2010 Quarterly Report on Form 10-Q, being filed with the United States Securities and Exchange Commission today.

- A partially offsetting $11.3 million after-tax decrease in operating and maintenance expense related to:

  - A $4.7 million after-tax decrease in employee payroll and benefit related expenses, mostly related to the reduction of Integrys Energy Services' workforce associated with its strategy change.
  - A $2.8 million after-tax decrease in bad debt expense, driven by the recovery in the first quarter of 2010 of a receivable that was fully reserved during the first quarter of 2009, and a general decrease in bad debt reserves in the first quarter of 2010 due to a reduction in the size of the business related to the strategy change.
  - A $1.7 million after-tax decrease in broker commissions resulting from a decrease in business activity primarily related to the strategy change.
  - A $1.2 million after-tax decrease in contractor related expenses primarily resulting from Integrys Energy Services' strategy change.

- The net loss attributed to common shareholders related to the holding company and other segment decreased $6.5 million, from $15.9 million during the quarter ended March 31, 2009, to $9.4 million during the quarter ended March 31, 2010, driven by a change in the effective income tax rate quarter-over-quarter. An increase in the effective income tax rate had a $5.3 million positive after-tax impact on earnings because income tax expense for the holding company and other segment for interim periods is affected by changes in the forecasted annual effective tax rates as well as factors that impact the allocation of consolidated income tax expense to the segments. The remaining decrease in the net loss was driven by lower interest expense quarter-over-quarter as debt levels decreased and interest rates were lower quarter-over-quarter.

EARNINGS FORECAST

The projected guidance range for 2010 diluted earnings per share is anticipated to be between $2.94 and $3.22. We have reduced our 2010 diluted earnings per share guidance downward by $0.15 per diluted share as compared with what we provided on February 26, 2010 to reflect the impact of the recently passed health care reform bill. In 2011, the projected guidance range for diluted earnings per share is reaffirmed at $3.28 to $3.61. This guidance assumes operational improvements and rate relief for certain utilities, the availability of generation units, and normal weather conditions subsequent to March 31, 2010. This guidance does not include any additional Integrys Energy Group restructuring costs, subsequent to March 31, 2010, related to reductions in the workforce that are currently in progress (other than those at Integrys Energy Services). Please see the "Diluted Earnings Per Share Guidance Information" included at the end of this news release and also included with the supplemental data package on the company's Web site for more detailed information on earnings guidance.

Integrys Energy Group expects a long-term diluted earnings per share growth rate of 4% to 6% on an average annualized basis, using 2011 as the base year, through 2015.

Integrys Energy Group's management will discuss earnings guidance for 2010 and also for 2011, during its earnings conference call at 8 a.m. CDT on Thursday, May 6.

SUPPLEMENTAL DATA PACKAGE

Concurrent with this news release, a supplemental data package has been posted on Integrys Energy Group's corporate Web site that includes this narrative news release, as well as financial statements, non-GAAP financial information, diluted earnings per share guidance information, and supplemental quarterly financial information by reportable segment.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. CDT on Thursday, May 6, 2010. Integrys Energy Group will discuss 2010 first quarter financial results, as well as future prospects. To access the call, which is open to the public, call 888-788-9425 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through August 3, 2010, by dialing 800-666-0517 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate Web site at http://www.integrysgroup.com/investor/presentations.aspx. An archive of the Webcast will be available on the company's Web site at http://www.integrysgroup.com/investor/presentations.aspx.

In conjunction with this conference call, Integrys Energy Group will post on its Web site PowerPoint slides that will be referred to within the prepared remarks during the call. The slides will be available at 6 a.m. CDT on May 6.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group and its subsidiaries make statements concerning expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to assumptions and uncertainties; therefore, actual results may differ materially from those expressed or implied by such forward-looking statements. Although Integrys Energy Group and its subsidiaries believe that these forward-looking statements and the underlying assumptions are reasonable, they cannot provide assurance that such statements will prove correct.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, regulatory matters, fuel costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources, trends, estimates, completion of construction projects, and other matters.

Forward-looking statements involve a number of risks and uncertainties. Some risks that could cause results to differ from any forward-looking statement include those described in Item 1A of Integrys Energy Group's Annual Report on Form 10-K for the year ended December 31, 2009, as may be amended or supplemented in our Quarterly Reports on Form 10-Q. Other factors include:

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, changes in environmental and other regulations, including but not limited to, greenhouse gas emissions, energy efficiency mandates, renewable energy standards, and reliability standards, and changes in tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject;
- Current and future litigation and regulatory investigations, enforcement actions or inquiries, including, but not limited to, manufactured gas plant site cleanup, third party intervention in permitting and licensing projects, compliance with Clean Air Act requirements at generation plants, and prudence and reconciliation of costs recovered in revenues through an automatic gas cost recovery mechanism;
- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;
- The risks related to executing the strategy change associated with Integrys Energy Group's nonregulated energy services business, including the restructuring of its retail natural gas and retail electric marketing business;
- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel and purchased power, including their impact on margins;
- Resolution of audits or other tax disputes with the Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The retention of market-based rate authority;
- The risk associated with the value of goodwill or other intangibles and their possible impairment;
- Investment performance of employee benefit plan assets and the related impact on future funding requirements;
- Changes in technology, particularly with respect to new, developing, or alternative sources of generation;
- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;

- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The effectiveness of risk management strategies, the use of financial and derivative instruments, and the ability to recover costs from customers in rates associated with the use of those strategies and financial instruments;
- The risk of financial loss, including increases in bad debt expense, associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Customer usage, weather, and other natural phenomena;
- The utilization of tax credit and loss carryforwards;
- Contributions to earnings by non-consolidated equity method and other investments, which may vary from projections;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2009 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries, Wisconsin Public Service Corporation, The Peoples Gas Light and Coke Company, North Shore Gas Company, Upper Peninsula Power Company, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation; nonregulated operations through its wholly owned nonregulated subsidiary, Integrys Energy Services; and also a 34% equity ownership interest in American Transmission Company LLC (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended March 31	
(Millions, except per share data)	2010	2009
Nonregulated revenues	$646.8	$1,786.3
Utility revenues	1,256.6	1,414.5
Total revenues	1,903.4	3,200.8
Nonregulated cost of fuel, natural gas, and purchased power	639.6	1,769.1
Utility cost of fuel, natural gas, and purchased power	741.5	910.6
Operating and maintenance expense	268.1	291.3
Goodwill impairment loss	-	291.1
Restructuring expense	2.7	--
Net loss on Integrys Energy Services' dispositions related to strategy change	39.8	--
Depreciation and amortization expense	64.2	56.9
Taxes other than income taxes	28.2	26.9
Operating income (loss)	119.3	(145.1)
Miscellaneous income	20.4	21.1
Interest expense	(39.4)	(42.7)
Other expense	(19.0)	(21.6)
Income (loss) before taxes	100.3	(166.7)
Provision for income taxes	50.1	12.8
Net income (loss) from continuing operations	50.2	(179.5)
Discontinued operations, net of tax	0.1	-
Net income (loss)	50.3	(179.5)
Preferred stock dividends of subsidiary	(0.8)	(0.8)
Noncontrolling interest in subsidiaries	-	0.1
Net income (loss) attributed to common shareholders	$49.5	($180.2)
Average shares of common stock		
Basic	76.9	76.7
Diluted	77.2	76.7
Earnings (loss) per common share (basic)		
Net income (loss) from continuing operations	$0.64	($2.35)
Discontinued operations, net of tax	-	-
Earnings (loss) per common share (basic)	$0.64	($2.35)
Earnings (loss) per common share (diluted)		
Net income (loss) from continuing operations	$0.64	($2.35)
Discontinued operations, net of tax	-	-
Earnings (loss) per common share (diluted)	$0.64	($2.35)
Dividends per common share declared	$0.68	$0.68

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	March 31	December 31
(Millions)	2010	2009
Assets		
Cash and cash equivalents	$259.1	$44.5
Collateral on deposit	251.6	184.9
Accounts receivable and accrued unbilled revenues, net of reserves of $60.3 and $57.5, respectively	1,021.4	958.0
Inventories	94.9	304.3
Assets from risk management activities	753.7	1,522.1
Regulatory assets	119.9	121.1
Deferred income taxes	98.6	92.9
Assets held for sale	-	26.5
Other current assets	249.0	257.9
Current assets	2,848.2	3,512.2
Property, plant, and equipment, net of accumulated depreciation of $2,885.9 and $2,847.2, respectively	4,929.0	4,945.1
Regulatory assets	1,459.9	1,434.9
Assets from risk management activities	179.5	795.4
Goodwill	642.5	642.5
Other long-term assets	525.4	517.8
Total assets	$10,584.5	$11,847.9
Liabilities and Equity		
Short-term debt	$172.7	$222.1
Current portion of long-term debt	393.4	116.5
Accounts payable	536.9	639.4
Liabilities from risk management activities	946.2	1,607.1
Regulatory liabilities	114.3	100.4
Liabilities held for sale	-	0.3
Temporary LIFO liquidation credit	131.3	-
Other current liabilities	386.4	461.8
Current liabilities	2,681.2	3,147.6
Long-term debt	2,066.2	2,394.7
Deferred income taxes	692.3	658.2
Deferred investment tax credits	36.2	36.2
Regulatory liabilities	284.3	277.6
Environmental remediation liabilities	657.0	658.8
Pension and other postretirement benefit obligations	656.2	640.7
Liabilities from risk management activities	258.7	783.1
Asset retirement obligations	197.7	194.8
Other long-term liabilities	144.3	147.4
Long-term liabilities	4,992.9	5,791.5
Commitments and contingencies		
Common stock - $1 par value; 200,000,000 shares authorized; 76,806,208 shares issued;		
76,407,822 shares outstanding	76.8	76.4
Additional paid-in capital	2,511.3	2,497.8
Retained earnings	343.0	345.6
Accumulated other comprehensive loss	(55.1)	(44.0)
Treasury stock and shares in deferred compensation trust	(15.7)	(17.2)
Total common shareholders' equity	2,860.3	2,858.6
Preferred stock of subsidiary - $100 par value; 1,000,000 shares authorized;		
511,882 shares issued; 510,495 shares outstanding	51.1	51.1
Noncontrolling interest in subsidiaries	(1.0)	(0.9)
Total liabilities and equity	$10,584.5	$11,847.9

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Three Months Ended March 31	
(Millions)	2010	2009
Operating Activities		
Net income (loss)	$50.3	($179.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Discontinued operations, net of tax	(0.1)	-
Goodwill impairment loss	-	291.1
Depreciation and amortization expense	64.2	56.9
Recoveries and refunds of regulatory assets and liabilities	14.6	19.6
Net unrealized losses on nonregulated energy contracts	71.7	105.0
Nonregulated lower of cost or market inventory adjustments	1.4	35.7
Bad debt expense	14.4	26.6
Pension and other postretirement expense	20.9	15.2
Pension and other postretirement contributions	(1.2)	(3.4)
Deferred income taxes and investment tax credit	27.5	(54.3)
(Gain) loss on sale of assets	38.6	(1.8)
Equity income, net of dividends	(3.2)	(3.9)
Other	(22.1)	10.0
Changes in working capital		
Collateral on deposit	(54.7)	(205.1)
Accounts receivable and accrued unbilled revenues	(71.5)	271.8
Inventories	200.8	467.4
Other current assets	17.5	62.0
Accounts payable	(24.4)	(319.3)
Temporary LIFO liquidation credit	131.3	128.6
Other current liabilities	(56.6)	130.0
Net cash provided by operating activities	419.4	852.6
Investing Activities		
Capital expenditures	(63.2)	(89.3)
Proceeds from the sale or disposal of assets	55.7	3.2
Purchase of equity investments	(5.1)	(8.6)
Other	(3.2)	1.2
Net cash used for investing activities	(15.8)	(93.5)
Financing Activities		
Short-term debt, net	(49.4)	(539.2)
Redemption of notes payable	-	(157.9)
Proceeds from sale of borrowed natural gas	20.7	107.5
Purchase of natural gas to repay natural gas loans	(2.0)	(36.0)
Repayment of long-term debt	(50.0)	-
Payment of dividends		
Preferred stock of subsidiary	(0.8)	(0.8)
Common stock	(46.5)	(51.7)
Issuance of common stock	7.7	-
Payments made on derivative contracts related to divestitures classified as financing activities	(66.9)	-
Other	(1.9)	(3.4)
Net cash used for financing activities	(189.1)	(681.5)
Change in cash and cash equivalents - continuing operations	214.5	77.6
Change in cash and cash equivalents - discontinued operations		
Net cash provided by investing activities	0.1	-
Net change in cash and cash equivalents	214.6	77.6
Cash and cash equivalents at beginning of period	44.5	254.1
Cash and cash equivalents at end of period	$259.1	$331.7

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

Integrys Energy Group prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) – adjusted, which is a non-GAAP measure. Management uses the measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted is a useful measure for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Results for Quarters Ended March 31, 2010 and 2009

	Quarters Ended March 31	
	2010	2009
Diluted EPS from continuing operations	$0.64	$(2.35)
Diluted EPS from discontinued operations	-	-
Total Diluted EPS	$0.64	$(2.35)
Average Shares of Common Stock – Diluted *(in millions)*	77.2	76.7

Information on Special Items:

Diluted earnings per share are adjusted for special items and their financial impact on diluted earnings per share for the quarters ended March 31, 2010 and 2009.

Total Diluted EPS	$0.64	$(2.35)
Special Items (net of taxes):		
Net noncash losses related to derivative and inventory accounting activities at Integrys Energy Services	0.37	0.67
Net loss on dispositions related to Integrys Energy Services strategy change	0.31	-
Deferred income tax expense resulting from enactment of federal health care reform legislation	0.15	-
Restructuring charges	0.02	
Goodwill impairment loss – natural gas utility segment	-	3.24
Diluted EPS – Adjusted	$1.49	$1.56

Integrys Energy Group, Inc.

Diluted Earnings Per Share Guidance Information

2010 and 2011 Diluted EPS Guidance	Potential 2010		Potential 2011	
	Low Scenario	High Scenario	Low Scenario	High Scenario
Regulated electric utility segment	$1.03	$1.14	$1.18	$1.29
Regulated natural gas utility segment	1.20	1.25	1.14	1.29
Electric transmission investment segment	0.60	0.62	0.62	0.64
Integrys Energy Services				
Core	0.19	0.25	0.50	0.55
Other *	0.20	0.20	0.04	0.04
Holding company and other segment	(0.28)	(0.24)	(0.20)	(0.20)
Total Diluted EPS Guidance	**$2.94**	**$3.22**	**$3.28**	**$3.61**
Average Shares of Common Stock – Diluted	**77.5**	**77.5**	**78.7**	**78.7**

Key Assumptions for 2010 and 2011:
- Operational improvements and rate relief for certain utilities
- Availability of generation units
- Normal weather conditions subsequent to March 31, 2010
- Does not include any additional Integrys Energy Group restructuring costs, subsequent to March 31, 2010, related to reductions in the workforce that are currently in progress (other than those at Integrys Energy Services)

* In 2010 this includes gains and losses and certain other impacts related to divestiture transactions, restructuring costs related to Integrys Energy Services' strategy change, net non-cash gains or losses related to derivative accounting, and the non-cash impact on margin resulting from inventory adjustments made in prior periods. In 2011 this includes net non-cash gains and losses related to derivative accounting, the non-cash impact on margin resulting from inventory adjustments made in prior periods, and certain impacts related to divestiture transactions.